[Skadden, Arps, Slate, Meagher & Flom LLP Letterhead]

June 23, 2014

VIA EDGAR

Michael Clampitt
Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission 100 F Street N.E.
Washington, D.C. 20549

RE:     Green Bancorp, Inc.
Registration Statement on Form S-1
Filed May 5, 2014
File No. 377-00593

Dear Mr. Clampitt:

On behalf of Green Bancorp, Inc., a Texas corporation (the “Company”), we file herewith a revised copy of the above-referenced Registration Statement (the “Revised Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated May 29, 2014 (the “Comment Letter”).

The Revised Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein, including updates to the financial statements and disclosures to reflect the Company’s first quarter financial results for 2014.

Set forth below are the Company’s responses to the comments in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the comments. Capitalized terms used but not defined herein have the meanings given to them in the Revised Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Revised Registration Statement.

Michael Clampitt

Securities and Exchange Commission

June 23, 2014

General

1.             Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response

The Company has not had any communications or authorized anyone to have communications with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). If the Company or anyone authorized by the Company engages in such communications in reliance on Section 5(d) of the Securities Act, or if any broker or dealer participating in the offering publishes any reports in reliance on Section 2(a)(3) of the Securities Act prior to effectiveness of the Registration Statement, the Company will supplementally provide any such communications or research reports to the Staff as requested. The Company has been informed by the underwriters that none of the brokers or dealers participating in this offering has published or distributed research reports about the Company in reliance on Section 2(a)(3) of the Securities Act.

2.             Please note the updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next amendment.

Response

As required by Rule 3-12 of Regulation S-X, the Company has included in the Revised Registration Statement unaudited interim financial statements as of March 31, 2014 and for three months ended March 31, 2014 and 2013. The Company has also updated the disclosures throughout the document, including in the sections captioned “Summary Consolidated Financial Data,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” to reflect the Company’s first quarter financial results for 2014. In addition, the Company advises the Staff that it has filed a currently dated consent from its independent accountant as an exhibit to the Revised Registration Statement.

Michael Clampitt

Securities and Exchange Commission

June 23, 2014

Prospectus Cover Page

3.             Confirm that no distribution of the Prospectus will be made until the number of shares is included.

Response

The Company confirms that no distribution of the prospectus will be made until the number of shares is included on the cover page.

Prospectus Summary

4.             In order to provide investors with a more balanced picture of your growth history and challenges, briefly discuss the relatively unseasoned nature of your loan portfolio.

Response

In response to the Staff’s comment, the Company has expanded its disclosure on pages 3 and 82 of the Revised Registration Statement to discuss the relatively unseasoned nature of its loan portfolio.

Our Competitive Strengths

Disciplined and Sophisticated Credit Governess Process, page 5

5.             Revise to provide the source for the claim regarding the NPA to total assets ratio.

Response

In response to the Staff’s comment, the Company has expanded its disclosure on pages 2, 5, 81 and 84 of the Revised Registration Statement to provide SNL Financial as the source for the claim regarding the NPA to total assets ratio.

Recent Developments, page 8

6.             Revise to disclose SP Bancorp’s equity at December 31, 2013 and consider updating all of the amounts through the most recent practicable date available.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 8, 44, 46 and 81 of the Revised Registration Statement to disclose SP Bancorp’s equity and to update all of the amounts presented through March 31, 2014, the most recent practicable date available.

7.             Revise to disclose whether or not there are any plans, arrangements and/or understandings to make any other acquisitions, other than SP Bancorp at this time.

Response

In response to the Staff’s comment, the Company has expanded its disclosure on pages 8, 9, 35, 46, 82 and 84 of the Revised Registration Statement to confirm that, while at any time it could be evaluating potential acquisitions and be in negotiations, other than SP Bancorp it has no plans,

Michael Clampitt

Securities and Exchange Commission

June 23, 2014

arrangements or understandings to make any acquisitions at this time. The Company confirms that it will continue to monitor and update this disclosure as appropriate.

Risk Factors

“If we fail to maintain an effective system…prevent fraud,” page 18

8.             We note your disclosure in risk factors that you identified a significant deficiency in your internal controls in 2013. Please provide us more information surrounding this significant deficiency, including the nature of the significant deficiency, how you determined this significant deficiency did not result in a material weakness over internal controls, and the steps you have taken and put into place, to resolve the significant deficiency.

Response

The Company respectfully advises the Staff that on February 7, 2014, the Company was contacted by the Security and Risk Department of an unaffiliated bank (the “Reporting Bank”) regarding certain transactions in the personal bank account of an employee of the Company (the “Employee”) that it believed could be instances of employee fraud. The Employee, who has since been terminated, was at the time an Accounting Manager and Assistant Vice President of the Bank. The Company promptly undertook efforts to investigate the suspicions, and ultimately identified 32 inappropriate transactions undertaken by Employee totaling $517,479. The fraudulent pattern identified was that the Employee would re-process invoices that had previously been legitimately approved and paid, and make associated payments to her personal account at the Reporting Bank.

The Company was subsequently able to recover $54,154 of the misappropriated funds and expects to receive a payment of $438,325 in related insurance proceeds.

The matter was the subject of significant scrutiny by the Company in consultation with its external auditors, the audit committee and board of directors of the Bank, its insurers and law enforcement officials. In addition, the audit committee of the Bank retained counsel and engaged the firm of Alvaraz & Marsal for purposes of conducting a thorough, independent investigation. The findings of Alvaraz & Marsal support managements’ conclusions, which are summarized below:

(a)   the 32 transactions totaling $517,479 were the extent of the fraud;

(b)   no other Bank employees participated in the fraudulent activity; and

(c)   certain control deficiencies contributed to the fraud. However, the direct cause of the fraud was the misconduct and dishonesty of the Employee.

The Company concluded that the control deficiencies identified as part of the investigation into this matter do not represent a combination of deficiencies in internal control such that there is a

Michael Clampitt

Securities and Exchange Commission

June 23, 2014

reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented, or detected and corrected on a timely basis. The Company concluded that the existing internal controls over financial reporting would have detected the fraudulent activity, had the activity in any financial statement component reached a material dollar amount.  In addition, the controls specific to capitalized premises and equipment, where a significant amount of the fraud was recorded, would have identified the fraudulent activity upon completion of an ongoing branch construction project.

However, since these deficiencies were important enough to merit attention by those responsible for the oversight of the Company’s financial reporting, the Company concluded that a “significant deficiency” existed and instituted the remediation measures described below.

The internal control deficiencies identified as part of the investigation that played a contributory role in the fraud related primarily to payment processes, system access and segregation of duties. In consultation with its relevant advisors and the audit committee of the Bank, the Company implemented procedure and control changes designed to remediate the internal control deficiencies identified in connection with this matter, including:

(a)   updates to accounting system access;

(b)   the implementation of more stringent and targeted payment approval and initiation procedures;

(c)   the institution of certain additional review and documentation procedures; and

(d)   the institution of a policy subjecting certain covered employees (i.e. those that have access to cash and the ability to execute payments) to annual credit checks.

The Company believes that these steps will remediate the significant deficiency, and will continue to monitor the effectiveness of these steps on an ongoing basis and take any additional steps that it deems appropriate.

Michael Clampitt

Securities and Exchange Commission

June 23, 2014

Use of Proceeds, page 33

9.             We note the disclosure here and in the summary that proceeds may be used for current or future acquisitions, including a portion of the purchase price for SharePlus. Revise both here and in the summary section, as appropriate, to provide specific, detailed disclosure on the use of proceeds for any current or future acquisitions and to quantify the amounts that may be used for each purpose. If there are no current plans, understandings or arrangements other than for the SharePlus acquisition, please clarify. Quantify the proceeds expected to be used for SharePlus and provide or cross reference a discussion of the terms of the transaction. In addition, disclose how much of the proceeds will be retained at the holding company level. See Item 504 of Regulation S-K.

Response

In response to the Staff’s comment, the Company has expanded its disclosure on pages 9 and 35 of the Revised Registration Statement to include the requested disclosures. The Company advises the Staff that $8.0 million of the net proceeds to the Company from the offering are expected to be used for the SharePlus acquisition, and that $5.0 million of the net proceeds are expected to be retained at the holding company level.

Lending Activities

Commercial and Industrial Loans, page 78

10.                               We note from the table on page 55 that there were over $48 million of these type loans due after 5 years. Please revise to disclose this amount and clarify how and under what circumstances the underwriting policy allows for more than 5 year terms for these amounts.

Response

In response to the Staff’s comment, the Company has expanded its disclosure on page 87 of the Revised Registration Statement to disclose the amount of its Commercial and Industrial Loans that are due after five years and to clarify how and under what circumstances the underwriting policy allows for more than five year terms for these amounts.

Constructions, Land and …, page 80

11.                               We note from the table on page 55 that there were over $37 million of these type loans due after 5 years. Revise to disclose the terms allowed generally and how and under what circumstances terms longer than 5 years are allowed.

Response

In response to the Staff’s comment, the Company has expanded its disclosure on page 89 of the Revised Registration Statement to disclose the amount of its Construction, Land and Land Development Loans that are due after five years and to clarify how and under what circumstances the underwriting policy allows for more than five year terms for these amounts.

Michael Clampitt

Securities and Exchange Commission

June 23, 2014

Principal and Selling Shareholders, page 114

12.                               Footnote (5) on page 116 discloses a Voting Agreement. Please file as an exhibit in your next amendment. In addition, we note from footnote (10) on page 116 that eight individuals share decision making. If F,F and L are to be sellers, the names of these individuals should be disclosed.

Response

In response to the Staff’s comment, the Company has filed the Voting Agreement as an exhibit to the Revised Registration Statement, and has expanded its disclosure on page 125 of the Revised Registration Statement to disclose the names of the eight individuals comprising the investment committee of certain limited partners of Friedman Fleischer & Lowe GP III, L.P.

Certain Relationships …

Registration Rights Agreement, page 117

13.                               Revise the Summary in the front of this Prospectus to add a subsection for these rights and disclose the earliest date that demand for registration for the part of the 2,277,778 that are not being registered for resale as part of this Prospectus.

Response

In response to the Staff’s comment, the Company has expanded its disclosure on page 10 of the Revised Registration Statement to add a subsection for the existing registration rights agreement and disclosing that while certain of our existing shareholders will have the ability, as of the date of the prospectus, to cause the Company to register the resale of their shares pursuant to the registration rights agreement, such shareholders will agree with the underwriters not to exercise such rights for a period of at least 180 days from the date of the prospectus, subject to certain exceptions as described in the Registration Statement.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting and Reporting Policies

Allowance for Loan Losses, F-12

14.                               We note that the allowance for loan losses collectively evaluated for impairment as a percentage of total loans collectively evaluated for impairment decreased to $12.0 million at December 31, 2013 from $12.8 million at December 31, 2012 despite a significant increase in the total loan balance. Please tell us in detail, and revise your next amendment, to more comprehensively discuss the reasons for this trend and its relationship with observed changes in the credit quality of your collectively evaluated portfolio for each period presented in your filing.

Response

In response to the Staff’s comment, the Company has expanded its disclosure on pages 64 and 65 of the Revised Registration Statement to provide the requested disclosure. The Company respectfully advises the Staff that that the allowance for loan losses on loans collectively evaluated for impairment totaled $11.9 million or 0.89% of the $1.3 billion in loans collectively evaluated for impairment at December 31, 2013, compared to an allowance for loan losses of $12.7 million or 1.08% of the $1.2 billion in loans collectively evaluated for impairment at December 31, 2012. This decrease is due primarily to a reduction of 0.20% in the actual loss factor component. Actual losses as a percentage of loans decreased to 0.01% for the year ended December 31, 2013

Michael Clampitt

Securities and Exchange Commission

June 23, 2014

as compared to 0.43% and 0.72% for the years ended December 31, 2012 and 2011, respectively.  Other changes in the composition of the allowance for loan losses included a 0.03% increase in the peer loss factor, a 0.05% decrease in the growth factor, a 0.03% decrease in the monitored loan factor, a 0.05% increase in other qualitative factors and an increase of 0.08% in the minimum allowance factor.

The Company updated its allowance methodology during the third quarter of 2013 to expand the look-back period for the loss factors from two years to three years. The Company considers the three year actual loss history to be more indicative of a sustained loss history based on the maturation of the portfolio.  Absent this change, the actual loss factor component would have been reduced by 0.38% for the period ended December 31, 2013 when compared to December 31, 2012.  The actual loss factor component decreased by 0.20% when calculated based on a three year look-back period as noted above.  In addition the Company added a 0.10% qualitative factor to the commercial and industrial loan type due to an increase in the projected growth in energy lending and a 0.10% qualitative factor to the other loan type, which includes loans to non-depository financial institutions, due to an increase in the projected growth in mortgage warehouse lending.  These additions resulted in a 0.05% increase in the other qualitative factor for the total loan portfolio.  The Company also increased the minimum allowance factor for all loan types from 0.25% to 0.50%, which resulted in a 0.08% increase in the allowance.

During the year ended December 31, 2013, loans in internally assigned risk grades 1–4, which are considered pass rated credits, increased to 95.5% from 90.7% of total loans, excluding purchased credit impaired loans.

15.                               We note your disclosure on pages 44 and F-12 that you adjust your actual loss factor by a peer loss factor in the allowance for loan losses collectively evaluated for impairment. Please tell us in detail, and revise your next amendment, to more comprehensively discuss the peer loss factor used in the calculation of the general component of the allowance for loan losses. Please be as specific and detailed as needed to provide an investor with a clear understanding of how the peer loss factor was integrated into the general component of your allowance for loan losses.

Response

In response to the Staff’s comment, the Company has expanded its disclosure on pages 47 and F-52 of the Revised Registration Statement relating to the peer loss factor. The Company respectfully advises the Staff that peer data for loan losses as a percentage of loans by type is obtained from the Uniform Bank Performance Report for the Bank’s peer group. A calculated peer loss is derived by weighting peer losses and actual losses. As of December 31, 2013, peer losses were weighted at 25% and Bank losses at 75%.  The weighting factor for the actual loss component has been increased as the Company’s loss history matured. The peer loss adjustment represents the amount of actual loss less the calculated peer loss and is used as a factor in the allowance calculation when the calculated peer loss is greater than the amount of actual losses.

Michael Clampitt

Securities and Exchange Commission

June 23, 2014

Note 2. Acquisitions, page F-16

16.                               You disclose that several acquisitions were accounted for under the purchase method of accounting. Please tell us whether you have accounted for each acquisition under the purchase method of accounting or under the acquisition method of accounting which is now required under U.S. Generally Accepted Accounting Principles. If you have accounted for these acquisitions under the acquisition method please revise your disclosures.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page F-56 of the Revised Registration Statement to reflect the fact that the Company has accounted for each acquisition under the acquisition method of accounting as required under U.S. Generally Accepted Accounting Principles.

Note 5. Loans, F-21

17.                               Please revise your next amendment to present loans originated and acquired loans separately in all disclosures throughout the document. For example, we note that certain disclosures (i.e. disclosure on page F-21 of total loans held for investment) appears to include originated loans and acquired loans.

Response

In response to the Staff’s comment, the Company has expanded its disclosure on pages 1, 44, 80, 85, F-61, F-65 and F-66 of the Revised Registration Statement to present loans originated and acquired loans separately. The Company respectfully advises the Staff that acquired loans totaled $18.8 million, $23.3 million and $29.7 million, or 1.4%, 1.7% and 2.5% of total loans, as of March 31, 2014, December 31, 2013 and December 31, 2012, respectively.

Note 17. Disclosures About Fair Value of Financial Instruments, F-44

18.                               Please consider revising your next amendment to present assets and liabilities measured on a nonrecurring basis in a tabular format similar to the format used on page F-45 to present assets and liabilities measures at fair value on a recurring basis in the periods presented.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages F-88 and F-89 of the Revised Registration Statement to present assets and liabilities measured on a nonrecurring basis in a tabular format.

19.                               Please revise your next amendment to disclose how often you obtain updated appraisals for your collateral dependent impaired loans, including any noted differences by loan type. In your revision, please also disclose any adjustments you make to appraised values, including those made as a result of outdated appraisals

Michael Clampitt

Securities and Exchange Commission

June 23, 2014

and how this information is considered in your determination of the allowance for loan losses.

Response

In response to the Staff’s comment, the Company has expanded its disclosure on page F-86 of the Revised Registration Statement to include the requested disclosures.

20.                               Please revise your next amendment to disclose the information required by 820-10-50-2(b), (bb), and (h) for each class of assets and liabilities not measured at fair value in the statement of financial position but for which the fair value is disclosed. Refer to ASC 820-10-50-2E.

Response

In response to the Staff’s comment, the Company has expanded its disclosure on pages F-87 and F-88 of the Revised Registration Statement to include the information required by 820-10-50-2(b), (bb), and (h) for each class of assets and liabilities not measured at fair value in the statement of financial position but for which the fair value is disclosed.

Part II

Exhibits

21.                               Please provide all exhibits with your next amendment to facilitate the staff’s review.

Response

The Company respectfully advises the Staff that, in addition to the exhibits filed together with the Revised Registration Statement, it plans to provide several of the remaining exhibits in connection with the next filing of the Registration Statement. The Company will provide any outstanding exhibits as soon as possible thereafter.

* * *

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the confidential submission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the confidential submission and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Michael Clampitt

Securities and Exchange Commission

June 23, 2014

Please contact the undersigned at (212) 735-3259 should you require further information or have any questions.

Very truly yours,

/s/ Michael J. Zeidel

cc:	Jessica Livingston
Davis Irving
Gus Rodriguez
Securities and Exchange Commission

John P. Durie
Green Bancorp, Inc.
4000 Greenbriar
Houston, Texas 77098

Sanford M. Brown
William S. Anderson
Jason M. Jean
Bracewell & Giuliani LLP
1445 Ross Avenue, Suite 3800
Dallas, Texas 75202